

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

March 16, 2009

Jeffrey M. Peek
Chairman and Chief Executive Officer
CIT Group Inc.
505 Fifth Avenue
New York, NY 10017

> **Re:** **CIT Group Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 13, 2009**
> **File No. 001-31369**

Dear Mr. Peek:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   We note that you are already a participant in the Capital Purchase Program and that Proposal 5 relates solely to approval of the issuance of shares of common stock underlying the warrant issued to the Treasury Department. However, Note A to Schedule 14A states that "when any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items

also shall be given." In that regard, please revise your filing to include additional information regarding your participation in the Capital Purchase Program. For example, please describe the material terms of the securities issued to the Treasury Department, describe how your participation in the program will impact how you operate your company and disclose how you intend to use the proceeds you received. Please refer to Staff Guidance for Financial Institutions Filing Proxy Statements in Connection with the TARP Capital Purchase Program, which can be found on the Commission's website at: http://www.sec.gov/divisions/corpfin/cffilingguidance.htm.

2. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

    Please explain to us why you believe financial statements are not material in connection with issuing the warrant to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

3. Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

    In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

    ● how the application of the proceeds of the transaction may potentially effect your net interest margin;

    ● how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

    ● how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

    Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

    Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of the proceeds of the sale.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

4.   On page 60 you state that copies of the Purchase Agreement and Warrant Agreement are attached to the proxy statement. Please include those documents with your revised preliminary proxy statement.

5.   In accordance with Rule 14a-6(a), please include the proxy card with your revised preliminary proxy statement.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement

Jeffrey M. Peek
CIT Group Inc.
March 16, 2009
Page 4

from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kate McHale
Staff Attorney

cc: (facsimile only)

    Abigail Arms
    Shearman & Sterling LLP